UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

CALTIER FUND I, LP

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12056

Delaware	36-4920665
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

14269 Danielson St., Poway, CA	92064
(Address of principal executive offices)	(Zip Code)

(619) 344-0291

Issuer’s telephone number, including area code

Units Representing Limited Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

In this report (this “Annual Report”), the term “CalTier” “we”, or “the company” refers to CalTier Fund I, LP.  The term “General Partner” refers to, CalTier, Inc., our General Partner.

Some of the statements in this Annual Report constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Annual Report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

•	overall strength and stability of general economic conditions and of the real estate industry more specifically;

•	changes in the competitive environment, including new entrants;

•	our ability to generate consistent revenues;

•	our ability to effectively execute our business plan;

•	changes in laws or regulations governing our business and operations;

•	our ability to maintain adequate liquidity and financing sources and an appropriate level of debt on terms favorable to our company;

•	costs and risks associated with litigation;

•	changes in accounting principles, or their application or interpretation, and our ability to make estimates and the assumptions underlying the estimates, which could have an effect on earnings;

•	other risks described from time to time in periodic and current reports that we file with the U.S. Securities and Exchange Commission.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but not exhaustive. New risk factors and uncertainties not described here or elsewhere in this Annual Report may emerge from time to time. Moreover, because we operate in a competitive and rapidly changing environment, it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. The forward-looking statements are also subject to the risks and uncertainties specific to the company including but not limited to the fact that we have limited operating history and have limited number of management and other staff. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Annual Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements.

This Annual Report contains estimates and statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information, and you are cautioned not to give undue weight to such estimates. Although we believe the publications are reliable, we have not independently verified their data. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

You should read this Annual Report with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect.

Should one or more of the risks or uncertainties described in our offering circular for the Current Regulation A Offering occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this Annual Report are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this report.

OVERVIEW

The CalTier Fund I, LP is a Delaware limited partnership formed on January 23, 2019 to invest primarily in multi-family real estate properties in the United States. The company is externally managed by its General Partner, CalTier Inc. (formerly CalTier Realty, LLC) a Delaware corporation. The General Partner was formed in 2017 to be a fund management and real estate acquisition company focusing on opportunities throughout the United States. CalTier Inc.’s focus is to safely bring international capital from ultra-high wealth individuals, family offices, and institutional partners into the United States alongside United States accredited and non-accredited investors and deploy funds into high yield real estate acquisitions. CalTier Inc. has been created by a group of professionals, all successful in their own fields, to take advantage of a unique moment in time within the global economy, foreign direct investment and U.S. real estate market. We believe that CalTier Inc. has extensive relationships across the United States with those who have access to real estate opportunities, including off-market real estate, that fit the company’s target investment criteria.

Our General Partner, CalTier Inc. has the authority to make all of the decisions regarding our investments, subject to the limitations in our Limited Partnership Agreement and the direction and oversight of our General Partner’s investment committee. Our General Partner also provides asset management, marketing, investor relations and other administrative services on our behalf. We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Our General Partner has not participated as a Manager or a Sponsor in any previous direct participation programs as defined in FINRA Rule 2310(a)(18) and 2310(b)(3)(D).

Our office is currently located at 14269 Danielson St., Poway, CA 92064. Our telephone number is (619) 344-0291 Information regarding the company is also available on our web site at www.caltier.fund.

Our Real Estate Assets

Investments are carried at fair value. Costs to acquire investments are capitalized as a component of investment cost. Investment costs also include certain construction-in-progress, which relates to the cost of property and equipment not yet placed into service. The fair values of real estate and real estate related investments are estimated based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date. Investments without a public market are valued based on assumptions made and valuation techniques used by the General Partner. Such valuation techniques include discounted cash flow analysis, prevailing market capitalization rates or earnings multiples applied to earnings from the investment, actual sale negotiations and bona fide purchase offers received from third parties, as well as independent external appraisals. In general, the General Partner considers multiple valuation techniques when measuring the fair value of an investment. However, in certain circumstances, a single valuation technique may be appropriate.

Wholly-Owned Properties

As of December 31, 2023, we owned the following properties:

154 N. Topeka (154 N. Topeka Holding Company, LLC)

Address	154 N. Topeka Avenue, Wichita, Kansas 67202

Type of Property	Mixed-use property consisting of 3 commercial units and 14 newly renovated residential units.

Legal	Lot 17 and part of Lot 15 on Topeka Avenue, J.R. Mead’s Addition to the City of Wichita, Sedgwick County, Kansas

Acreage	0.19 acres

Square Feet	8,400 square feet.

Capital Improvement Plans	The company has already made certain capital improvements on the 14 residential units. The company intends to continue to make additional improvements on the 14 residential units as needed and lease them out to tenants. The company also intends to make improvements to one of the commercial units and enter into a long-term lease with a tenant. Currently the other 2 commercial units are on 5-year leases.

Total Cost of Capital Improvements (As of December 31, 2023)	$208,524

Investment Cost (As of December 31, 2023)	$1,641,217 (includes $1,432,694 cost to acquire the property, plus $208,524 in capital improvements)

Date of Purchase (Month/Year)	June 2023

Debt on property	$955,055

Current Rental and Other Income	16 of the 17 units on this property are currently leased, and combined are currently generating $207,132 per year on an annual basis. Currently, the two of the three commercial units are renting at $19,624 per unit annually. The fourteen residential units currently generate average rental income per unit of $10,590 annually, and have been completely leased since June 2024. This amount does not factor in any expenses related to the properties, including property management fees, utilities, maintenance costs, taxes, etc.

(1)	Management has determined the fair value of the Partnership’s investment to be $1,808,524 as of December 31, 2023. The unrealized gain on the fair value of the investment amounted to $167,307 for the year ended December 31, 2023.

Lake Elsinore - Lakeshore

Address	36 Lakeshore Dr., Lake Elsinore, CA 92530

Type of Property	Undeveloped waterfront property

APN / Parcel ID	374-201-001

Acreage	1.22 acres.

Development Plans	We intend to develop this property – either directly, or through an affiliate. Our mixed-use development plan consists of 36 residential multi-family units and 3 retail units. This development is intended to be a water-front property consisting of a diverse unit mix of 1 bedroom/1 bathroom apartment units, 2 bedrooms/2.5 bathrooms townhome-style units,, retail units, a clubhouse, pool, workspace, and rooftop terrace. Development has not commenced as of the date of this Annual Report. Anticipated completion of this development is Q1 2025 – although this is a rough estimate, and there is no guarantee this will occur. If we do not develop this property directly, we would likely sell the property to an affiliate or third party, who would then develop the property.

Total Cost of Development (Estimated)	$11,985,000

Investment Cost (As of December 31, 2023)	$652,615 (includes $538,386 cost to acquire the property, plus $124,328 in capital improvements) (1)

Date of Purchase (Month/Year)	October 2022

Debt on property	None

Est. Rental and Other Income	$1,075,500 per year (Assuming development by the company. If the company does not develop the property, it intends to sell the property at prevailing market rates).

(1)	Management has determined the fair value of this investment to be $764,328 and $535,000 as of December 31, 2023 and 2022, respectively. The unrealized gain on the fair value of the investment amounted to $105,000 and $6,714 for the year ended December 31, 2023 and 2022, respectively.

Cortland – Planned Acquisition

In December 2023, the company made an initial refundable deposit of $25,000 to put the Cortland Portfolio under contract. The Cortland Portfolio consists of 3 buildings in Washington D.C. with a total of 45 multi-family units. The total purchase price is $8,700,000 and expected closing is in January 2025. The extended closing time is due to local regulation, including the Tenant Opportunity to Purchase Act (“TOPA”) which allows the current tenants time to evaluate our offer.

Other Real Estate Investments

As of December 31, 2023, we have made investments into the following properties pursuant to which we acquired a share of ownership in an entity that owns the properties below. Our company did not utilize debt in purchasing the interests set forth in the table below.

Name of Entity	Property Owned by Entity	Zip Code of Property	# of Units in Property	Date of Investment in Entity	Ownership Acquired of Entity	Investment Cost (As of December 31, 2023)	Asset Class
RS Glenwood Investors, LLC (1)	The Lodges at Glenwood (1)	84604	194	3/2021	0.16%	$10,000	Class B
CC Lakewood Apts, LLC (2)	Lakewood Apartments (2)	77590	88	3/2021	1.19%	$25,000	Class C
RS Raintree Investors, LLC (3)	Raintree Commons (3)	84604	154	5/2021	0.11%	$15,000	Class B
Apple Lane Investors LLC (4)	Apple Lane Apartments (4)	66049	75	7/2021	1.61%	$25,000	Class C
CC 506 South, LLC (5)	506 South Apartments (5)	77598	180	12/2021	0.48%	$25,930	Class C
Apex Fort Worth Partners, LLC (6)	APEX Apartments (6)	76105	152	5/2022	2%	$100,000	Class C
Pinpoint RVA Investors, LLC (7)	Pinpoint RVA Portfolio (7)	23219 23220	185	8/2022	1.2%	$200,000	Class B
Sundance Bay Income and Growth Fund, LP (8)	Sundance Income and Growth Portfolio (8)	Various	3,987+	10/2022	0.4%	$100,000	N/A
Sabine Venture Investors LP (9)	Sabine Lofts (9)	77007	198	10/2022	4.8%	$50,000	Class B
LB Heights Partnership, LLC (10)	Avenue Grove (10)	77098	270	2/2023	0.3%	$200,000	Class A
RBG Hickory Fund XIX LLC (11)	Hickory Point (11)	23602	175	2/2023	3.12%	$200,000	Class B

(1)	In March, 2021, we purchased an ownership interest in RS Glenwood Investors, LLC, a Utah limited liability company (“Glenwood”). Glenwood is a special purpose entity that owns a 1156-bed, 194 unit student housing complex located in Provo, Utah within walking distance from Brigham Young University. The property was built in 1978 and historically, the property has been 98-100% occupied. This project is a low-leverage deal at 60% Loan-To-Value (LTV) with a value-add potential. Management has determined the fair value of this investment to be $16,203 and $13,135 as of December 31, 2023 and 2022, respectively. The unrealized gain on the fair value of the investment amounted to $3,068 and $2,689 for the years ended December 31, 2023 and 2022, respectively.
(2)	In March, 2021, we purchased an ownership interest in CC Lakewood Apts, LLC, the special purpose entity (“Lakewood”) that owns Lakewood Apartments, an 88-unit multi-family property located in Texas City, Texas within the Houston MSA just a short drive to downtown Houston and 30 minutes from William P. Hobby International Airport. The property is well-located near major employment centers such as NASA, Landry’s headquarters, Valero, Moody’s National Bank, and University of Texas Medical Branch. Management has determined the fair value of this investment to be $32,844 and $25,172 as of December 31, 2023 and 2022, respectively. The unrealized gain/(loss) on the fair value of the investment amounted to $7,672 and ($7,742) for the years ended December 31, 2023 and 2022, respectively.
(3)	In May 2021, the company purchased an ownership interest in RS Raintree Investors, LLC, a Utah limited liability company (“Raintree”). Raintree is a special purpose entity that owns Raintree Commons, a 924-bed, 154 unit student housing complex located in Provo, Utah serving the students at Brigham Young University. Raintree was built in 1971 and has consistently been over 98% occupied. Management has determined the fair value of this investment to be $21,301 and $9,598 as of December 31, 2023 and 2022, respectively. The unrealized gain (loss) on the fair value of the investment amounted to $11,703 and ($5,576) for the years ended December 31, 2023 and 2022, respectively.

(4)	In July, 2021, we purchased an ownership interest in Apple Lane Investors, LLC, a special purpose entity (“Apple Lane”) that owns the Apple Lane Apartments, a 75-unit student housing property located in Lawrence, Kansas, home of the University of Kansas. Apple Lane was built in 1984 and has historically been near 100% occupied. The property is within walking distance of campus. Management has determined the fair value of this investment to be $32,222 and $36,719 as of December 31, 2023 and 2022, respectively. The unrealized gain/(loss) on the fair value of the investment amounted to $(4,497) and $8,872 for the years ended December 31, 2023 and 2022, respectively.
(5)	In December, 2021, we purchased an ownership interest in CC 506 South, LLC, a special purpose entity (“506 South”) that owns the 506 South Apartments, a 180-unit multi-family property built in 1969. 506 South is located in Webster, Texas, a suburb of Houston, Texas. 506 South is within walking distance to brand new schools and was acquired with an average of $231 below market rent delta. Management has determined the fair value of this investment to be $28,544 and $41,581 as of December 31, 2023 and 2022, respectively. The unrealized gain/(loss) on the fair value of the investment amounted to $(13,037) and $15,561 for the years ended December 31, 2023 and 2022, respectively.
(6)	In May, 2022, we acquired an ownership interest in Apex Fort Worth Partners, LLC, a Nevada limited liability company (“Apex“). Apex is a special purpose entity that owns a 152 unit property located in Fort Worth, Texas valued at $13,700,000. This property is an apartment complex built in 1968 and contains sixteen 1-bedroom units, ninety-six 2-bedroom units, and forty 3-bedroom units. The total square footage is 134,800. The property is currently revenue producing, and the company is entitled to a proportionate share of revenues produced by the property based on its ownership interest. Apex is managed by Apex FW Manager, LLC, which consists of Bakerson, LLC and Camino Verde Group, LLC. Management has determined the fair value of this investment to be $317,455 and $164,743 as of December 31, 2023 and 2022, respectively. The unrealized gain on the fair value of the investment amounted to $152,712 and $64,743 for the year ended December 31, 2023 and 2022, respectively.
(7)	In August 2022, the company purchased an ownership interest in Pinpoint RVA Investors, LLC, a Virginia limited liability company (“Pinpoint”). Pinpoint is a special purpose entity that acquired a portfolio of properties located in Richmond, Virginia, totaling 185 units valued at $38,750,000. The portfolio consists of Marshall Park Townhomes, a 41-unit residential property with 2 apartments and 39 townhomes. Grace & Monroe Apartments is a 57-unit multi-family apartment complex. District Square Apartments is a 58-unit multi-family apartment complex. Broadway Apartments is a 29-unit mixed-use property with 27 residential apartments and 2 commercial units. The properties are currently revenue producing, and the company is entitled to a proportionate share of revenues produced by the properties based on its ownership interest in Pinpoint. Management has determined the fair value of this investment to be $317,027 and $200,000 as of December 31, 2023 and 2022, respectively. The unrealized gain on the fair value of the investment amounted to $117,027 and $0 for the year ended December 31, 2023 and 2022, respectively.
(8)	In September 2022, we closed on a purchase agreement with Sundance Bay Income and Growth OP, LP (“Sundance”), a multi-family income and growth fund consisting of a portfolio of core-plus and value-add multi-family assets, pursuant to which we invested $100,000 into Sundance in exchange for an approximately 0.4% ownership interest in Sundance at the time of our investment. As of March 31, 2024, Sundance had invested into 22 multi-family assets consisting of 3,987 units and a total gross asset value of $656,925,000. The 22 multi-family assets are located in the following states: Georgia, Utah, Arizona, South Carolina, and Texas. The properties owned by Sundance are currently revenue producing, and the company will be entitled to a proportionate share of revenues produced by the properties based on its ownership interest in Sundance. Management has determined the fair value of this investment to be $73,730 and $100,000 as of December 31, 2023 and 2022, respectively. The unrealized loss on the fair value of the investment amounted to $26,270 and $0 for the years ended December 31, 2023 and 2022, respectively.
(9)	In October 2022, we closed an agreement with Sabine Venture Investors, LP, a limited partnership (“Sabine”) pursuant to which we purchased $50,000 worth of units in Sabine, for an approximately 4.8% ownership interest in Sabine. Sabine is a special purpose entity that is acquiring “Sabine Lofts” - a 198-unit boutique, loft-style mid-rise multifamily community with value-add opportunity located along the Buffalo Bayou, minutes from downtown Houston, Texas. The property is currently revenue producing, and the company will be entitled to a proportionate share of revenues produced by the property based on its ownership interest. As of the date of this Annual Report, the company has not received revenues from its investment in Sabine The company expects its first revenues from this investment will be earned in Q4 of 2024. Management has determined the fair value of this investment to be $52,116 and $50,000 as of December 31, 2023 and 2022, respectively. The unrealized gain on the fair value of the investment amounted to $2,116 and $0 for the years ended December 31, 2023 and 2022, respectively.
(10)	In February 2023, we closed an agreement with LB Heights Partnership, LLC, a limited liability company (“LB”) pursuant to which we purchased $200,000 worth of units in LB for a 40% membership interest in LB. LB is a special purpose entity that is the general partner of 3815 Eastside, LP, a limited partnership that has acquired approximately 0.75% of “Avenue Grove” - a 270-unit concrete apartment complex and sole residential community at the doorstep of Levy Park, a vibrant urban greenspace located in Houston, Texas. Through our 40% membership interest in LB, we own approximately 0.3% of Avenue Grove. The property is walkable to Houston’s most prestigious neighborhoods, popular employment centers, and top-tier retail and entertainment centers. The property is currently revenue producing, and the company is entitled to a proportionate share of revenues produced by the property based on its ownership interest. Management has determined the fair value of this investment to be $245,527 as of December 31, 2023, resulting in an unrealized gain of $45,527.
(11)	In February 2023, we acquired an ownership interest in RBG Hickory Fund XIX LLC, a limited liability company, which owns Hickory Point, a 175-unit apartment complex located in Newport News, Virginia. Our ownership percentage is 3.125% in RBG Hickory Fund XIX LLC. The property is currently revenue producing, and the company is entitled to a proportionate share of revenues produced by the property based on its ownership interest. Management has determined the fair value of this investment to be $234,400 as of December 31, 2023, resulting in an unrealized gain of $34,400.

Investment strategy

Real estate properties are marketed as three different types of classes – Class A, Class B and Class C. These classes provide a shorthand way to describe attributes of properties. These are not exact classifications but generally real estate assets within a class have similar characteristics.

The highest quality buildings are Class A; some characteristics include that they tend to be:

•	built within the past 15 years;

•	low vacancy rates, high income tenants and high rents;

•	desirable location and professionally managed; and

•	no significant maintenance issues.

Class B is the next highest asset class, some characteristics include that they tend to be:

•	older than Class A buildings;

•	often higher vacancy rates and less affluent tenants;

•	less desirable location than Class A buildings and they can be professionally managed; and

•	there may be some maintenance issues.

This class is sometimes described as “value add” because with some renovations and improvements assets in this class can be elevated to a higher class.

The last asset class is Class C, some characteristics include that they tend to be:

•	older than 20 years;

•	less desirable locations and at times, poorly managed; and

•	they have some maintenance issues.

Class C buildings may need significant investment in order for them to become reliably income producing.

Our focus will primarily be multi-family units that fall into the Class B and Class C categories. We have and will continue to invest the proceeds from our offerings to acquire, manage, operate, leverage, and opportunistically sell multi-family rental properties and development projects through purchasing equity interests in those properties. In addition, we intend to leverage our interest in those properties through engaging in activities, through debt (including senior mortgage loans, subordinated mortgage loans (also referred to as B Notes), mezzanine loans, and participations in such loans), as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Even though our focus currently is multi-family rental properties that are Class B and Class C assets, our General Partner will evaluate our strategy at least once every six months. Our General Partner may determine for a variety of reasons (including the lack of available assets) to refocus our policy and we may look toward acquiring other types of real property if there are good opportunities that fit our investment criteria.

We seek to create and maintain a portfolio of multi-family rental properties and other project investments that generate a low volatility income stream of attractive and consistent cash flow. We intend to achieve this primarily through investment in multi-family value add properties. ‘Value add’ in this case is defined as properties that may exhibit management or operational problems, require physical improvement and/or suffer from capital constraints. By addressing these issues, we seek to increase value and cash flow of our properties over time.

Our underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our General Partner, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for multi-family rental properties and development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our limited partners.

Investment objectives

Our primary investment objectives are:

•	to grow the value of our investments;

•	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term;

•	to opportunistically sell our investments, to provide cash for distributions to investors and/or reinvest proceeds from such sales into other properties;

•	to pay attractive and consistent cash distributions;

•	to enable investors to realize a return on their investment by beginning the process of liquidating the company and distributing cash to investors within approximately three years to five years of the termination of the Current Reg A Offering, or providing liquidity through alternative means such as in-kind distributions of our own securities or other assets; and

•	to preserve, protect and return your capital contribution.

We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met.

Investment Strategy

Successful investment process takes careful planning and constant improvement in practices at every point along the path from creating the initial relationship through completing the acquisition. For greater clarity, the path is divided into several steps, some of which are highlighted below. While the investment process is important, it is just the first portion in the complete execution of the asset’s life-cycle, and must be considered in light of the asset management and disposition strategies.

Our Investment Process

Source Relationships

Consistent exposure to quality opportunities must begin with creating relationships with those that might have information concerning properties that are available for purchase.

Brokers

Real estate brokers will provide the widest net in that they are in the business of speaking with owners that may become sellers.

Property Owners

Establishing direct relationships with property owners will increase the likelihood of access to opportunities before they hit the market.

Identify Opportunities

Most submissions will go through an initial evaluation to gather market trends and data and to find a property that will fit our model.

Initial Evaluation

The starting process for considering an asset is done in the office, and involves a high level financial analysis of price, property rents, vacancy, market rents, potential physical improvements, current lending parameters and MSA dynamics.

Site Visit

When appropriate, a site visit will be conducted.

Advanced Evaluation

After property data is obtained a final re-evaluation of the asset’s potential is conducted. Assumptions made in the initial study are confirmed or adjusted as appropriate.

Investment Committee

The final deciding group is the Investment Committee. It is also the role of the Investment Committee to determine the appropriate time for acquisition and disposing of an asset.

Due Diligence

Due Diligence stage is the final evaluation, both confirming the information gathered regarding the asset including but not limited to estoppels and property financial records received once escrow is opened, and in completing in-depth review of physical characteristics, including structural reports, Phase I hazardous substance reports, mold evaluations if concerns exist, etc.

Close Escrow

The transaction is completed only after all due diligence is done and the returns are consistent with the terms approved.

Partnership Selection (for Fractional Real Estate Investments)

We place significant value on our partnerships. Because of this, we conduct extensive due diligence on each partner with which we may make an investment. Typically, we look for the following when conducting this due diligence:

1.	Years of experience in the management team.

2.	Successful deals completed.

3.	Complimentary focus of their portfolio with ours.

4.	Valuation, cash flow and financial stability.

5.	Values, mission and aligned goals.

Each partnership is different and we evaluate each one on a case by case basis and then determine if we wish to partner with them at the discretion of the General Partner

Market Outlook — Multi-Family Real Estate Market

Based on our understanding of the multi-family real estate market, we believe that existing apartments will continue to do quite well in terms of occupancy (i.e., 95%+ occupancy rate), but it may not be possible to push up rents as vigorously as in years past.  Demand for multi-family rental units has been quite robust over the past year due to pent-up demand, rising interest rates, and lack of supply. A Freddie Mac report released in 2021 showed a 3.8 million unit shortage that may take over a decade to correct. Areas such as Los Angeles, which is estimated to be over 390,000 units short; Salt Lake City, which is estimated to be over 27,000 units short; and San Antonio, which is estimated to be over 54,000 units short, demonstrates there is a need for rental units. We anticipate this trend to continue over the next 5-10 years, which will help in keeping occupancy and rent up even if prices drop.

Within real estate, performance has diverged significantly between sectors, and we are encouraged by our focus on residential and multifamily class B and C assets where we anticipate continued demand growth. While the impacts of the market, the war in Ukraine, and inflation are currently unpredictable; it is possible that there will be a negative impact, both the U.S. and world economy. In such a scenario, while uncertain, we expect that our current strategies, centered around real estate with intrinsic value (residential logistics) and inherent limited supply, are likely to perform as well or better than most other strategies.

We see data that supports growth in multi-family demand, especially for baby boomers looking to exit their home ownership. Also, interest rates and high house values continue to keep first time buyers back from being able to purchase a home. We believe this in turn, creates demand for multi-family rental units.

In summary, we believe that as an asset class, multi-family assets in core-plus areas in the United States will continue to benefit from appealing risk-adjusted returns. Our understanding is that even through the volatility of the markets, the fundamental demand for housing coupled with population growth, make apartments a relatively safe option for investment capital.

Competition

Our ability to produce revenues will rely on several factors including and not limited to sourcing and acquiring properties to develop and the real estate market once we have developed the properties.

We will compete with other organizations that invest in multi-family real estate assets, including real estate acquisition funds, REITs (e.g., Fundrise), individuals, corporations, insurance companies, pension funds, partnerships and private funds, for both the properties to development as well as for buyers and tenants once the properties have been developed. Some of these entities have more resources than ours.

Legal Proceedings

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest offering circular filed with the SEC (the “Offering Circular”) as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our units.

Investment Policies

The company may acquire an interest in multi-family real estate in a variety of ways, including but not limited to:

•	purchasing fee simple title to a property;

•	purchasing a note (performing or non-performing) secured by a property through negotiated lender sales and/or auctions;

•	providing straight debt or convertible debt to an owner of a property; or

•	purchasing a partnership or membership interest (including minority interests) in a special purpose entity that owns a property.

To the extent that the company acquires minority interests in special purpose entities it will need to structure those acquisitions in such a way as to not trigger the definition of an “investment company” under the Investment Company Act of 1940.

It is contemplated that the company may use leverage (secured debt or short-term lines of credit) to acquire properties. The company will seek to keep the company’s overall portfolio leverage ratio to 65% or less (75% or less, if mezzanine debt is obtained). The foregoing targets exclude short term lines of credit.

The primary focus for the company is multi-family income properties. However, the company may also make investments in ground up developments, secondary markets, other real estate and non-real estate backed securities and the like. The company will not invest in mobile home parks, hospitals or agricultural properties.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

We are a Delaware limited partnership formed to acquire and manage a portfolio of multi-family properties and other real estate-related investments which may be wholly or fractionally owned. In addition, we may acquire debt or preferred equity securities that meet our investment objectives.

As of the date of this Annual Report, we have acquired a 17-unit mixed-use property, a parcel of land to develop 36 multi-family units, and partial ownership interests in a number of entities/or special-purpose vehicles that own various properties. See “Liquidity and Capital Resources – Our Investments” further below for additional information on investments made to date by our company.

We plan to continue to diversify our portfolio by investment type, investment size and investment risk with the goal of constructing a portfolio of real estate assets that provides stable, attractive returns to our investors. We may make our investments through direct ownership in real estate assets or in partnership with companies with investment objectives similar to ours.

CalTier Inc. is the General Partner of the company. CalTier Inc. is responsible for managing our day-to-day operations and our portfolio of real estate and other real estate-related assets. CalTier Inc. also has the authority to make all of the decisions regarding our investments (subject to the limitations in our Limited Partnership Agreement) and the direction and their oversight. CalTier Inc. and/or other affiliates of our General Partner will provide marketing, investor relations and other administrative services on our behalf. CalTier Inc. is the owner of CalTier Advisors, LLC, which is an internet investment adviser registered with the SEC.

Results of Operations

For the Years Ended December 31, 2023 and 2022

Investment Income

For the year ended December 31, 2023, our investment income was $71,663, a 15% decrease compared to $84,741 for the year ended December 31, 2022. Investment income for the year ended December 31, 2023 and 2022 was comprised primarily of rental income produced by our existing portfolio of directly owned and fractionally-owned properties. In particular, the company received $12,217 and $75,013 in rental income from the Legend Condominium for the years ended December 31, 2023 and 2022, respectively, which the company sold in May 2023. The company acquired the 154 N. Topeka property in 2023, which began to generate some revenues in late 2023 and offset some of the lost income from sale of the Legend Condominium.

Expenses

Our expenses are comprised of interest (typically related to mortgages); professional fees and other (marketing expenses related to capital raising in our Prior Regulation A offering, as well as other offering expenses, property taxes, legal, audit, and accounting expenses) and management fee (which are fees paid to our General Partner). We had total expenses of $1,606,247 for the year ended December 31, 2023, a 9% decrease compared to $1,761,180 for the year ended December 31, 2022.

The main drivers of change in expenses are as follows:

•	A $99,794 (or 192%) increase in interest. In 2022, interest fees primarily related to payments on the loan for the Legend Condo which was sold in May 2023 (and a portion of the proceeds from the sale were used to repay the loan). In 2023, interest fees were primarily related to our acquisition of 154 N. Topeka and the corresponding loan with Yieldi.
•	A $316,807 (or 19%) decrease in professional and other fees due to improved efficiencies, decreased marketing costs, and decreased professional fees.
•	A $62,080 (or 98%) increase in management fees primarily resulting from an increase in investment assets of the company in 2023 compared to 2022, which led to greater asset management fees and asset acquisition fees. See “Management Compensation” below for additional details.

Realized and Unrealized Gain (Loss) on Investments

The company’s net gain on investments increased by $423,870 (or 356%) for the fiscal year ended December 31, 2023 to $542,911 from $119,041 for the fiscal year ended December 31, 2022. The primary driver for this increase was the overall appreciation in value of our investment properties, which was driven in part by an increase in our total investment assets. This increase was partially offset by the $59,817 in net realized loss on investments for the fiscal year ended December 31, 2023 which was incurred in connection with the sale of the Legend Condo. The investment was sold in the second quarter of 2023 for proceeds of $784,884, net of closing costs of $84,116, realizing a loss of $59,817.

As a result of the foregoing factors, we incurred a net loss of $991,570 for the year ended December 31, 2023, a 36% improvement in net loss compared to a net loss of $1,557,246 for the year ended December 31, 2022.

Liquidity and Capital Resources

As of December 31, 2023, we had $235,560 in cash and cash equivalents, as well as $67,781 in receivables from escrow, representing investments from our Current Regulation A offering that we had not yet closed upon as of December 31, 2023.

On or about November 18, 2019, we commenced an offering pursuant to Tier 2 of Regulation A seeking to raise up to $50 million from the sale of “units” representing limited liability company interests in our company (the “Prior Reg A Offering”). We terminated the offering in February 2023. In the Prior Reg A Offering, we sold approximately 865,488 units for a total of $4,327,442 in gross proceeds.

On February 17, 2023, we commenced a new offering pursuant to Tier 2 of Regulation A seeking to raise up to $72 million from the sale of “units” representing limited liability company interests in our company (the “Current Reg A Offering”). As of the date of this Annual Report, we have sold approximately 89,466 units for a total of $447,333 in the Current Reg A Offering. The company has paused the Current Reg A Offering, and is not accepting investments until such time as the SEC has re-qualified the offering statement.

We are reliant upon the net proceeds from the Current Reg A Offering, to continue to make investments in real estate. In addition to those proceeds, we have and intend to obtain the required capital to make investments in real estate through a variety of resources, including using leverage (secured debt or short-term lines of credit) to acquire properties. We intend to keep the company’s overall portfolio leverage ratio at 65% or less. The foregoing targets exclude short-term lines of credit, specifically, the company may obtain lines of credit to provide working capital and to fund acquisitions. No debt is or will be recourse to the limited partners.

Our Investments

As of December 31, 2023, we had entered into the following investments.

Rental Properties (Wholly-Owned):

Asset Name	Zip Code	# of Units	Date of Investment	Investment Cost (as of December 31, 2023)
Lake Elsinore - Lakeshore	92530	1.22 acres	10/18/2022	$652,614
154 N. Topeka (154 N. Topeka Holding Company, LLC)	67202	17	6/29/2023	$1,614,217

Planned Acquisition - Cortland

In December 2023, the company made an initial refundable deposit of $25,000 to put the Cortland Portfolio under contract. The Cortland Portfolio consists of 3 buildings in Washington D.C. with a total of 45 multi-family units. The total purchase price is $8,700,000 and expected closing is in January 2025. The extended closing time is due to local regulation, including the Tenant Opportunity to Purchase Act (“TOPA”) which allows the current tenants time to evaluate our offer.

Other Real Estate Investment Properties:

Name of Entity	Property Owned by Entity	Zip Code of Property	# of Units in Property	Date of Investment in Entity	Ownership Acquired of Entity	Investment Cost (As of December 31, 2023)	Asset Class
RS Glenwood Investors, LLC (1)	The Lodges at Glenwood (1)	84604	194	3/2021	0.16%	$10,000	Class B
CC Lakewood Apts, LLC (2)	Lakewood Apartments (2)	77590	88	3/2021	1.19%	$25,000	Class C
RS Raintree Investors, LLC (3)	Raintree Commons (3)	84604	154	5/2021	0.11%	$15,000	Class B
Apple Lane Investors LLC (4)	Apple Lane Apartments (4)	66049	75	7/2021	1.61%	$25,000	Class C
CC 506 South, LLC (5)	506 South Apartments (5)	77598	180	12/2021	0.48%	$25,930	Class C
Apex Fort Worth Partners, LLC (6)	APEX Apartments (6)	76105	152	5/2022	2%	$100,000	Class C
Pinpoint RVA Investors, LLC (7)	Pinpoint RVA Portfolio (7)	23219 23220	185	8/2022	1.2%	$200,000	Class B
Sundance Bay Income and Growth Fund, LP (8)	Sundance Income and Growth Portfolio (8)	Various	3,987+	10/2022	0.4%	$100,000	N/A
Sabine Venture Investors LP (9)	Sabine Lofts (9)	77007	198	10/2022	4.8%	$50,000	Class B
LB Heights Partnership, LLC (10)	Avenue Grove (10)	77098	270	2/2023	0.3%	$200,000	Class A
RBG Hickory Fund XIX LLC (11)	Hickory Point (11)	23602	175	2/2023	3.12%	$200,000	Class B

Subsequent to December 31, 2023, we have not made or entered into agreements to make additional investments.

Share Price

Our General Partner set our initial offering price at $5.00 per unit, which will be our per unit price until our NAV per unit is greater than $5.00. Our current per unit price is $5.00.

At the beginning of each fiscal quarter ( July 1, October 1, January 1, and April 1), or as soon as commercially reasonable and announced by us thereafter, we assess our unit price which will be equal to the greater of (i) $5.00 per unit or (ii) our net asset value (“NAV”) divided by the number of units outstanding as of the close of business on the last business day of the prior fiscal quarter, in each case prior to giving effect to any share purchases or redemptions to be effected on such day.

Distributions

For the years ended December 31, 2023 and 2022, the company made distributions to its unitholders of $327,917 and $130,291, respectively. As our company’s assets grow, we intend to continue making distributions to our investors.

In addition to funds being allocated to expenses and making distributions to investors, certain funds, including during our offering stage will be distributed to our General Partner to offset certain organization and offering related fees.

Redemptions

For the years ended December 31, 2023 and 2022, the company made redemptions of investors’ units in the total amount of $674,706 and $209,202, respectively.

The Company is not currently accepting new redemption requests.

Indebtedness

Loans

The company entered into a Borrower Agreement with Forbix Capital Corp. (“Forbix”) on November 16, 2021. Under the terms of the agreement, the company received a $530,000 loan from Forbix, $17,895 of which was used to pay an origination fee to Forbix. The term of the loan was until May 15, 2021, at which point the loan was due for repayment. The company was required to pay 8.95% per annum in interest. As of June 30, 2022, the company owed $530,000 under the Forbix Agreement, and had not repaid the loan by its maturity date. On August 8, 2022, the company entered into a refinancing related to this loan with Velocity Mortgage Capital, LLC. As a result of this refinancing, the company entered into a Loan Agreement with Velocity Mortgage Capital, pursuant to which the company issued Velocity Mortgage Capital a promissory note in the total principal amount of $600,000, which accrues interest at 9.86% per annum. The $600,000 loan amount includes the payoff of the amount due under the loan due to Forbix, origination fees payable to Velocity Mortgage Capital in connection with the loan, property improvement and management, taxes, insurance, and other related costs. Monthly payments to Velocity Mortgage Capital of principal and interest on the loan commence on October 1, 2022, with full repayment due by September 1, 2052. On May 24, 2023, the company sold the Legend Condo and a portion of the proceeds of the sale were used to pay off the loan described above in full.

The company, through a wholly owned subsidiary formed to acquire the 154. N. Topeka property, entered into a Loan Agreement, Promissory Note, Mortgage and various agreements, including an environmental indemnity agreement, with Yieldi, LLC (“Yieldi”) on June 29, 2023. Under the terms of the agreement, the company received a $905,000 loan from Yieldi, $855,000 was paid in the initial payment and $50,000 was held back pursuant to a repair holdback and security agreement. The loan has an interest rate of 13.5% and accrued interest only is due on each monthly payment due date beginning on August 1, 2023, the principal of the loan is due upon maturity. Upon the occurrence of default, the interest rate will increase to 45.00% to annum. The company may extend the loan for an additional 12 months (July 1, 2025), for a fee of 3% of the outstanding principal. As of December 31, 2023, the entire principal balance of the loan of $905,000 was outstanding. The loan is still outstanding as of the date of this Annual Report, with an outstanding balance of $955,000. The maturity date for the loan is currently September 1, 2024, as the company extended the maturity date of the loan for a 1.5% extension fee – although it may be extended at our option July 1, 2025.

Matthew Belcher and Parker Smith personally guaranteed the Yieldi Loan, and each received $8,000 pursuant to the transaction which was recorded to interest expense.

Convertible Notes

Between April and December 2023, the company entered into a number of convertible promissory notes with a number of investors to raise funds for constructions on the Lake Elisnore – Lakeshore property located in Lake Elsinore that our company previously acquired. The convertible notes are not convertible into units of our company, but prior to their Maturity Date (defined below) may convert into equity interests in a yet-to-be-formed single purpose entity (the “SPE”) that may be formed for the purpose of developing the property. The convertible notes bear interest equal to 8% of the principal sum of the note (roughly 16% per annum). Principal and interest and all interest accrued on the notes are due and payable in full 180 days from the latter of the execution of the note or the lender’s payment of the prinicipal to the borrower (the “Maturity Date”), but may be repaid earlier. After the Maturity Date, all sums owed under the notes will bear 16% non-compounding interest per year.

The outstanding convertible notes of the company as of December 31, 2023 (totaling $464,000 in total outstanding principal) were:

•	April 5, 2023 convertible promissory note agreement for $40,000
•	June 27, 2023 a convertible promissory note agreement for $7,000
•	July 12, 2023 convertible promissory note agreement for $25,000
•	July 17, 2023 convertible promissory note agreement for $250,000
•	August 15, 2023 convertible promissory note agreement for $7,000
•	September 26, 2023 convertible promissory note agreement for $25,000
•	October 31, 2023 convertible promissory note agreement for $60,000
•	December 10, 2023 convertible promissory note agreement for $50,000

As of the date of this Annual Report, all of the above convertible promissory notes have not been repaid by their respective maturity dates, and are in default – and as a result, they each currently bear interest until paid in full at 16% per annum non-compounding.

Subsequent to December 31, 2023, the company issued three convertible notes to investors for aggregate proceeds of $61,000 on the same terms as the above promissory notes.

A form of the convertible note agreement entered into with these investors described above is filed as exhibit 6.3 to this Annual Report.

Trends

We continue to identify and pursue potential assets, primarily multi-family value-add, as we believe this asset class to have high demand regardless of overall market and demand fluctuations. In the United States, there is currently a nationwide shortfall of new multi-family homes, and current housing development efforts in the U.S. are not projected to meet the demand for housing going forward. With rising interest rates and the unaffordability of single-family home prices, we believe there is a need for clean and affordable multi-family housing that we intend to capitalize upon.

The company continues to invest and expand our portfolio of real estate investments. See “Liquidity and Capital Resources – Our Investments” above for more information on investments we have made to date.

Item 3. Directors and Officers

Our General Partner

We operate under the direction of our General Partner, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our asset acquisition strategy. The General Partner and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

Our General Partner will select commercial real estate acquisition opportunities, and inform investors about those opportunities through amendments or supplements to the latest offering circular on file with the SEC. Following the receipt of sufficient investment capital to acquire whole or fractional interests in properties outright or through the use of debt financing, our General Partner will complete the acquisition transaction, whereby title to the property or the financial instrument, as applicable, will be held by the company or a wholly special purpose vehicle created to hold that specific property or instrument. Our General Partner and its affiliates will then be engaged for the day-to-day management of the acquired property. Responsibilities of our General Partner include property management, asset management, accounting, leasing and construction management. The General Partner may hire unaffiliated third parties to perform some of its responsibilities.

Our General Partner performs its duties and responsibilities pursuant to our Limited Partnership Agreement. Furthermore, we have agreed to limit the liability of our General Partner and to indemnify our General Partner against certain liabilities.

Executive Officers, Directors, and Significant Employees of our General Partner

The company is managed by our General Partner. As of the date of this Annual Report, the executive officers and directors of our General Partner and their positions and offices are as follows:

Name	Position	Age
Matthew Belcher	Chief Executive Officer, President, and Director	46
Parker Smith	Chief Financial Officer, Chief Operating Officer, Director	42
Travis Hook	Chief Information Officer, Secretary, and Director	37

Matthew Belcher - Chief Executive Officer, President, and Director

Matthew Belcher is the Chief Executive Officer, President, and a Director of CalTier Inc. From 2016 to the present, he is a co-founder and CEO of the San Diego EB-5 Regional Center, a USCIS approved Regional Center, and was previously a Managing Partner at Woodmont EB-5 Regional Center from 2017 to 2021. Matt Belcher is a seasoned executive and business developer engaged in many aspects of Foreign Direct Investment (FDI), Crowdfunding, Online Investment, Real Estate acquisition, large-scale Real Estate developments, FinTech, and Alternative Investments,

His experience spans 25 years across the UK, Europe, and the U.S. including experience covering deal structuring, M&A and sales/marketing performance while working with some of the largest companies in the world including BP, Shell, The International Olympic Committee, FT.com, Barclays Capital, Deutsche Bank, Virgin and many more globally. From 2010 to 2016, he owned ICWG, a boutique Management Consulting Firm and San Diego Business Plans. Prior to moving to the United States in 2010, he ran a software development company and worked in various software consulting companies.

Travis Hook - Chief Information Officer, Secretary, and Director

Mr. Hook is Chief Information Officer, Secretary, and a Director of CalTier Inc. He received his Bachelors of Science from Baylor University in Waco, TX in 2008 and his Masters of Business Administration from Alliant International University: Marshall Goldsmith School of Management San Diego, CA in 2015, with an emphasis on entrepreneurship and international business and currently pursuing a PhD in Organizational Psychology From 2013 to 2016, Mr. Hook worked as a residential and commercial agent under Coastal Pacific Real Estate Brokerage in La Jolla, CA specializing in 1031 Tax Deferred Exchange and international buyer representation. In 2015, he co-founded MyCityShares, LLC, a management consulting company offering custom research, document creation, consulting and audit solutions to help domestic and international clients take advantage of the U.S. investment visa programs through US Real Estate acquisition and development opportunities. In 2016, Mr. Hook also co-founded the San Diego EB-5 Regional Center, a regional development entity licensed by the United States Citizenship and Immigration Services (USCIS) to promote regional job creation through foreign investment.

Parker Smith - Chief Financial Officer, Chief Operating Officer, Director

Parker Smith is Chief Financial Officer, Chief Operating Officer, and a Director of CalTier Inc. Previously, he was a Co-Founder and Managing Attorney at Sy and Smith, PC, with years of experience in Civil Litigation and Business Transactions. He was at this position since January 2016. Prior to Sy and Smith, Mr. Smith worked at Booz Allen Hamilton Inc., one of the top U.S. defense consulting firms, and managed his own legal practice from 2012 to 2016. Mr. Smith received his Juris Doctor from Thomas Jefferson School of Law. Parker has a Bachelor’s in Business Finance from Brigham Young University, and spent several years working in the banking industry. Mr. Smith is a member of the California and Utah State Bars. He is fluent in Spanish.

Limited Liability and Indemnification of our General Partner and Others

Subject to certain limitations, our limited liability partnership agreement limits the liability of our General Partner and certain affiliates (including other limited partners), can be held liable to the company and its limited partners. In addition, the company will indemnify General Partner and other parties for liabilities, cost and expenses arising in connection with any action taken or omitted by an Indemnified Party, including attorneys’ fees incurred in connection with the defense of any action based on any such act or omission, except to the extent that any liability from such Indemnified Party’s fraud, bad faith, willful misconduct, gross negligence, or violation of the terms of this Limited Partnership Agreement.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Removal of the General Partner

Our limited liability partnership agreement provides that our General Partner will serve as our General Partner for an indefinite term, however our General Partner may be removed by us, or may choose to withdraw as General Partner, under certain circumstances. Specifically, the limited partners may remove the General Partner by an affirmative vote of those holding a majority of interests in cases where the General Partner is convicted or found liable for an act of gross negligence or fraud which materially lowers the net asset value of the company.

Further, the General Partner will only serve until its bankruptcy, dissolution or if the General Partner is replaced by a natural person, that General Partner’s term will end by death or adjudication of incompetency.

COMPENSATION OF GENERAL PARTNER AND EXECUTIVE OFFICERS

We do not currently have any employees and we do not currently intend to hire any employees who will be compensated directly by us. All individuals performing work for the company are employees of the General Partner and will receive compensation, including for services performed for us, from our General Partner. As executive officers of our General Partner, these individuals will serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities; service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our General Partner, we do not intend to pay any compensation directly to these individuals.

MANAGEMENT COMPENSATION

Our General Partner and its affiliates will receive fees and expense reimbursements for services relating to this offerings and the investment and management of our assets. The items of compensation are summarized in the following table. Neither our General Partner nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of our units.

Form and Compensation Recipient	Determination of Amount	Estimated Amount
Organization and Offering Stage
Organization and Offering Expenses – General Partner	Our General Partner pays organization and offering expenses on our behalf. We reimburse the General Partner for these costs and future organization and offering costs it may incur on our behalf.	$10,435,000 for a maximum raise of $72,000,000 (1) For the year ended December 31, 2023, organization and offering expenses paid by our General Partner were approximately $604,310.
Acquisition and Development Stage
Acquisition Fee – General Partner or Other Party	Compensation for efforts of the General Partner in organizing the company, conducting due diligence on the property, procuring the acquisition loan, and making this investment opportunity available to investors. The fee will range from 1.0% - 2.5% per property.

Actual amounts are dependent upon the total equity and debt capital provided by the company, or their affiliates; we cannot determine these amounts at the present time. The maximum acquisition fee in a year, assuming the maximum amount of this offering is raised and we utilize leverage of 75% (the high end of the company’s disclosed target leverage range), would be $3,168,000.

For the year ended December 31, 2023, we paid the General Partner $37,332 in Acquisition Fees.

Operational Stage
Asset Management Fee – General Partner

Asset management fee of three percent (3%) per year (paid in four quarterly installments) of our Net Asset Value at the end of each prior quarter.

(By way of illustration: If NAV is $100,000 as of the end of Q1, the Asset Management Fee on an annual basis is $300 - so we would pay an Asset Management Fee of $75 to our General Partner at the end of Q1. If our NAV is then $200,000 at the end of Q2, the Asset Management Fee on an annual basis is now $600 – so we would pay our General Partner an Asset Management fee of $125 at the end of Q2).

Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations. The asset management fee, assuming the maximum amount of this offering is raised and we utilize leverage of 75% (the high end of the company’s disclosed target leverage range), would be $8,640,000 per year.

For the year ended December 31, 2023, we paid the General Partner $79,539 in Asset Management Fees.

Expense Reimbursement -General Partner	We will reimburse the General Partner for out of pocket expenses paid to third parties in connection with providing services to us, including license fees, auditing fees, fees associated with SEC reporting requirements, increases in insurance costs, Delaware taxes and filing fees, administration fees, fees for the services of an independent representative, and third-party costs associated with these expenses. This does not include overhead, employee costs, utilities or technology costs of the General Partner or its affiliates.

Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

As of December 31, 2023, we owed our General Partner $325,973 in expense reimbursements, all of which remained payable to the Manager as of December 31, 2023.

The company paid approximately $675,664 in total reimbursements for expenses paid on our behalf to the General Partner during the year ended December 31, 2023.

Construction Management Fee – General Partner or Other Party	Compensation to the General Partner or a third party for the management of any construction on a property. This fee will be 5-7.5% of the construction and/or renovation budget.

Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the number of investment opportunities considered by the company. The maximum Construction Management fee in a year, assuming the maximum amount of this offering is raised and we utilize a 15% of the purchase price (the high end of the company’s estimated construction budget range for target assets), would be $2,250,000.

For the year ended December 31, 2023, we paid the General Partner $0 in Construction Management Fees.

Property Management Fee - General Partner or Other Party	Most likely, to be paid to a third-party property manager, who will provide property management services. The property manager may be an affiliate of the General Partners. 2.5- 4% gross collected income from a property.

Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

For the year ended December 31, 2023, we paid the General Partner $0 in Property Management Fees.

Liquidation – Listing Stage
Disposition Fee - General Partner or Other Party	Compensation for the efforts of the General Partner in the disposition of a property. This fee is earned on the sale of a property and it ranges from 0.5%-1.0% on the price of the property.

Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the number of investment opportunities considered by the company. The maximum acquisition fee in a year, assuming the maximum amount of this offering is raised and we utilize leverage of 75% (the high end of the company’s disclosed target leverage range), would be $1,500,000.

For the year ended December 31, 2023, we paid the General Partner $8,690 in Disposition Fees.

(1) We reimburse our General Partner, without interest, for these organization and offering costs incurred both before and after such date. Reimbursement payments are made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 1.0% of the aggregate gross offering proceeds from our Regulation A offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 1.0% limit), calculated on an accumulated basis, until our General Partner has been reimbursed in full.

Item 5. Interest of Management and Others in Certain Transactions

The fees paid to the General Partner as compensation for its services to the company, including the amounts paid to the General Partner during the year ended December 31, 2023, are described above in “Management Compensation”.  These fees include the asset management fee, asset acquisition fee and disposition fee described above. To the extent these fees are earned by the General Partner, but unpaid, they accrue as amounts owed to the General Partner.

From time to time, the General Partner incurs expenses on the company’s behalf, including, but not limited to, organizational and offering expenses. Such amounts are reimbursable to the General Partner by the company, and are owed to the General Partner until such time as the General Partner is reimbursed by the company for those amounts. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses which were incurred prior to the inception of the company.

Amounts owed to the General Partner are shown as advances from related parties on the Statements of Financial Condition in the financial statements included with this Annual Report, and amounted to $325,973 and $401,053 at December 31, 2023 and 2022, respectively. These advances are unsecured, interest-free, and repayable on demand. Additionally, the total amounts owed to the General Partner as of December 31, 2023 and 2022 included deferred offering costs of $0 and $77,838, respectively, which are included as advances from related parties on our Statements of Financial Condition. Deferred offering costs consist principally of accounting and legal fees incurred in connection with the company’s Regulation A offering. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the Statements of Financial Condition. The deferred offering costs are charged against proceeds from contributions upon the completion of the offering or to expense if the offering is not completed. Deferred offerings costs were $77,838 as of December 31, 2022, which were charged against Partners’ capital in 2023 upon completion of the Regulation A offering.

Specific Transactions

On October 4, 2023, the company’s wholly-owned subsidiary that directly owns the Lake Elsinore - Lakeshore property entered into an agreement with San Diego EB-5 Regional Center (“SDEB5RC”) to assist in an EB5 raise to help fund the construction of the development on the Lake Elsinore property. SDEB5RC has common management and ownership as the company – Matthew Belcher, Travis Hook, and Parker Smith are each beneficial owners and managers of SDEB5RC. In consideration for SDEB5RC’s services, the company’s subsidiary paid a one-time non-refundable fee of $70,000 to SDEB5RC upon execution of the agreement. Additionally, the company’s subsidiary will pay SDEB5RC a fee of $5,000 per investor procured by SDEB5RC, payable upon the filing of each investor’s I-526 application.

Matthew Belcher and Parker Smith personally guaranteed the Yieldi Loan, and each received $8,000 pursuant to the transaction which was recorded to interest expense for the year ended December 31, 2023. See “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Indebtedness.”

We are subject to various conflicts of interest arising out of our relationship with our General Partner and its affiliates. We discuss these conflicts below.

Our General Partner and affiliates are not currently officers, directors, General Partners, key professionals and/or holders of a direct or indirect controlling interest in other investment companies but may do so in the future. However, some of our affiliates are officers, General Partners, key professionals and/or holders of a direct or indirect controlling interest in other companies that way may apply to assist in the financing our acquisitions and projects.

Investment Opportunities

We rely on the investment professionals in the General Partner to source investment opportunities. These same individuals may source opportunities for themselves, other companies that they are affiliated with and other companies that are managed by the General Partner. Though our General Partner does not currently have other companies investing in the type of investment, our General Partner may in the future develop similar companies with a similar objective. In order to ameliorate this conflict we will aim to not have our acquisition stages overlap with other investment vehicles of the General Partner and we instituted conflicts of interest properties.

Competition for Tenants, Buyers and Service Providers

We may compete with other multi-family property owners as well as future companies that our General Partner will manage for potential tenants, buyers and service providers for the properties we develop. Further we may our properties may be in competition to be sold or we may compete for the services in the same developers, contractors, building General Partners or other third parties. In such case, we may not be able to fully mitigate our conflict; however, to reduce conflicts, our plan would be to inform the third party of all the potential properties, as appropriate.

Allocation of Time

We rely on the personnel of the General Partner and its affiliates for the development, management and our day-to-day operation of business. The individual are also the same individual who work with the other companies managed by our General Partner and its affiliates. Therefore, these individuals will need to allocate their time between the various entities and our not obligated to set aside a fixed amount of time for work for this company. That said, we believe that these professionals will have enough time to devote to the various entities. Further, because real estate requires a specialized skill set, we believe utilizing these professional does create certain efficiencies. However, should we discover that we lack the personnel resources to appropriate manage our business, our General Partner intend to hire staff as required.

Compensation

In the future some of the General Partner’s executive officers may be principals in a company providing property management and other services to us, including financing services. Fees for services of the General Partner and affiliates to the company are not the result of arm’s length negotiations. The current set up of the fees could impact their judgment including with respect to the sale of real estate investments, the acquisition of real estate, and the continuation, renewal or enforcement of our agreements with our General Partner or its affiliates.

Duties Owed by Some of Our Affiliates to Our General and our General Partners’ Affiliates

Our General Partner’s affiliates are also officers, directors, managers and/or key professionals of related and unrelated businesses. As a result, they owe duties to each of these entities and their respective members. These duties may from time to time conflict with the duties that they owe to us.

Item 6. Other Information

None.

Item 7. Financial Statements

CALTIER FUND I, LP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Members
of Caltier Fund I, LP

Opinion

We have audited the accompanying consolidated financial statements of Caltier Fund I, LP (“the Fund”), which comprise the consolidated statements of financial condition and investments as of December 31, 2023, and the related statements of operations, changes in partners’ capital, and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the fund as of December 31, 2023 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Fund and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Partnership’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As described in Note 2 to the financial statements, the Partnership has sustained losses and used capital from inception and has raised capital to fund operations. These factors, among others, raise substantial doubt about the Partnership’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Fund’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

San Diego, California

July 19, 2024

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Partners
of CalTier Fund I, LP

Opinion

We have audited the accompanying financial statements of CalTier Fund I, LP, a Delaware limited partnership, which comprise the statement of financial condition, including the schedule of investments, as of December 31, 2022 and the related statements of operations, changes in partners’ capital (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalTier Fund I, LP as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of CalTier Fund I, LP and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about CalTier Fund I, LP’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CalTier Fund I, LP’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about CalTier Fund I, LP’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ PKF San Diego, LLP
San Diego, California	PKF San Diego, LLP
May 12, 2023

CALTIER FUND I, LP

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2023 AND 2022

	December 31,
	2023	2022
ASSETS
Current assets:
Investments, at fair value (cost of $3,269,761 and $1,895,316, respectively)	$3,969,221	$2,020,648
Cash and cash equivalents	235,560	177,222
Receivables from escrow	67,781	398,905
Prepaid expenses & other current assets	30,544	-
Deferred offering costs	-	77,838
Total assets	$4,303,106	$2,674,613

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
Accounts payable and accrued liabilities	$158,752	$30,443
Loan payable	955,055	587,177
Advance from related parties	325,973	401,053
Convertible note payable	464,000	-
Total liabilities	1,903,780	1,018,673

Commitments and contingencies

Partners' capital	2,399,326	1,655,940
Total liabilities and partners' capital	$4,303,106	$2,674,613

See Notes to Consolidated Financial Statements

CALTIER FUND I, LP

CONSOLIDATED SCHEDULES OF INVESTMENTS

DECEMBER 31, 2023 AND 2022

			Percentage
			of Partners'
December 31, 2023	Cost	Fair Value	Capital
Investments:
Equity:
Apple Lane Investors LLC	$25,000	$32,222	1.34%
CC 506 South, LLC	25,930	28,544	1.19%
RS Glenwood Investors, LLC	10,000	16,203	0.68%
CC Lakewood Apts, LLC	25,000	32,844	1.37%
RS Raintree Investors, LLC	15,000	21,301	0.89%
Sabine Venture Investors LP	50,000	52,116	2.17%
Apex Fort Worth Partners, LLC	100,000	317,455	13.23%
Pinpoint RVA Investors, LLC	200,000	317,027	13.21%
Sundance Bay Income and Growth Fund, LP	100,000	73,730	3.07%
RBG Hickory Fund XIX LLC	200,000	234,400	9.77%
LB Heights Partnership, LLC	200,000	245,527	10.23%
Cortland Portfolio	25,000	25,000	1.04%
Total equity	975,930	1,396,369	58.20%

Real Estate:
Lake Elsinore - Real Estate	652,614	764,328	31.86%
154 N. Topeka Holding Company, LLC	1,641,217	1,808,524	75.38%
Total real estate	2,293,831	2,572,852	107.23%

Total investments	$3,269,761	$3,969,221	170.61%

December 31, 2022
Investments:
Equity:
Apple Lane Investors LLC	$25,000	$36,719	2.22%
CC 506 South, LLC	25,930	41,581	2.51%
RS Glenwood Investors, LLC	10,000	13,135	0.79%
CC Lakewood Apts, LLC	25,000	25,172	1.52%
RS Raintree Investors, LLC	15,000	9,598	0.58%
Sabine Venture Investors LP	50,000	50,000	3.02%
Apex Fort Worth Partners, LLC	100,000	164,743	9.95%
Pinpoint RVA Investors, LLC	200,000	200,000	12.08%
Sundance Bay Income and Growth Fund, LP	100,000	100,000	6.04%
Total equity	550,930	640,948	38.71%

Real Estate:
Lake Elsinore - Real Estate	528,286	535,000	32.31%
325 7th Avenue - Condominium	816,100	844,700	51.01%
Total real estate	1,344,386	1,379,700	83.32%

Total investments	$1,895,316	$2,020,648	122.02%

All investments are in the real estate industry and are located in the United States.

See Notes to Consolidated Financial Statements

CALTIER FUND I, LP

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	December 31,
	2023	2022
INVESTMENT INCOME:
Investment income	$71,663	$84,741
Interest income	103	152
Total investment income	71,766	84,893

EXPENSES:
Interest	151,813	52,019
Professional fees and other	1,329,018	1,645,825
Management fee	125,416	63,336
Total expenses	1,606,247	1,761,180

Net investment loss	(1,534,481)	(1,676,287)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gains (or loss) on investments	(59,817)	5,180
Net change in unrealized appreciation (or depreciation) on investments	602,728	113,861
Net gain on investments	542,911	119,041

NET LOSS	$(991,570)	$(1,557,246)

Weighted average LP units outstanding - basic and diluted	1,101,828	530,036
Net loss per LP unit - basic and diluted	$(0.90)	$(2.94)

See Notes to Consolidated Financial Statements

CALTIER FUND I, LP

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

				Total
		General	Limited	Partners'
	Units	Partner	Partner	Capital
Balances at December 31, 2021	252,279	$(163,146)	$427,435	$264,289
Capital contributions	657,678	-	3,288,390	3,288,390
Capital distributions	(67,899)	-	(339,493)	(339,493)
Net loss	-	-	(1,557,246)	(1,557,246)
Balances at December 31, 2022	842,058	(163,146)	1,819,086	1,655,940
Capital contributions	572,350	-	2,861,746	2,861,746
Capital distributions	(200,525)	-	(1,002,623)	(1,002,623)
Offering costs	-	-	(124,167)	(124,167)
Net loss	-	-	(991,570)	(991,570)
Balances at December 31, 2023	1,213,883	$(163,146)	$2,562,472	$2,399,326

See Notes to Consolidated Financial Statements

CALTIER FUND I, LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(991,570)	$(1,557,246)
Adjustments to reconcile net loss to net cash used in operating activities:
Net realized gains or loss on investments	59,817	(5,180)
Net change in unrealized appreciation or depreciation on investments	(602,728)	(113,861)
Changes in operating assets and liabilities:
Purchases of investments	(2,190,545)	(978,286)
Receipts from sales of investments	784,883	30,180
Receivables from escrow	331,124	(398,905)
Prepaid expenses & other current assets	(30,544)	-
Accounts payable and accrued liabilities	128,309	(3,889)
Advances from related parties	(75,080)	106,721
Net cash used in operating activities	(2,586,334)	(2,920,466)
Cash flows from financing activities:
Capital contributions	2,646,378	3,288,390
Capital distributions	(833,584)	(339,493)
Borrowings on loan payable	955,055	600,000
Paydowns on loan payable	(587,177)	(542,823)
Proceeds from convertible notes payable	464,000	-
Net cash provided by financing activities	2,644,672	3,006,074
Net change in cash and cash equivalents	58,338	85,608
Cash and cash equivalents at beginning of year	177,222	91,614
Cash and cash equivalents at end of year	$235,560	$177,222

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$151,813	$52,019

Supplemental disclosure of non-cash investing and financing activities:
Offering costs	$46,329	$-
Reivestment of capital distributions	$215,368	$-

See Notes to Consolidated Financial Statements

CALTIER FUND I, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – Nature of Operations

Nature of Operations

CalTier Fund I, LP (the “Partnership ”), was formed on January 23, 2019 and is organized as a Delaware limited partnership formed to invest primarily in multi-family real estate properties in the West, Southwest, and Midwest United States. The Partnership is managed by CalTier, Inc., a Delaware corporation (the “General Partner”). The General Partner was formed in 2017 as a California limited liability company to be a fund management and real estate acquisition Partnership focusing on acquiring assets either on its own behalf or with strategic partner(s). The Partnership was formed to raise funds under Regulation A of Title IV of the Jobs Act. In 2022, the General Partner converted into a Delaware corporation. The Partnership intends to raise up to $70 million from a wide range of individual and institutional investors, with a primary focus on individual non-accredited investors, to acquire multi-family and commercial real estate. Each Limited Partner’s liability is limited to the Partner’s capital contribution.

In 2021, the Partnership began purchasing investments in other real estate investments to provide some return to current investors as it continues its capital raising efforts. The Partnership has commenced its planned principal operations, it will incur significant additional expenses. The Partnership is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Partnership’s planned operations or failing to profitably operate the business.

The Partnership’s investment period will commence on the date of the initial closing and expires on the earlier of: (i) the date at which the maximum offering amount has been sold, (ii) the date which is one year from this offering being qualified by the U.S. Securities and Exchange Commission, and (iii) the date at which the offering is terminated by the General Partner. The Partnership shall continue indefinitely unless all investments are sold and distributions made to the Limited Partners or at the sole discretion of the General Partner at any point in time.

154 N. Topeka Holding Company, LLC

In June 2023, the Partnership acquired 154 N. Topeka through a special purpose entity 154 N. Topeka Holding Company, LLC, (“Topeka”), a Kansas limited liability company of which the Partnership is the sole member. 154 N Topeka is a mixed-use property consisting of 3 commercial units and 14 newly renovated residential units. The Partnership owns 100% of this investment. The purchase price for 154 N. Topeka was $1,387,300. The consolidated financial statements include the assets and liabilities, and results of operations of Topeka since the acquisition.

Reflections at Lakeshore

In June 2022, the Partnership acquired a vacant waterfront lot of approximately 1.2 acres in Lake Elsinore Diego, California for $528,286. (“Lakeshore”). The Partnership owns 100% of this investment.

NOTE 2 – Going Concern

The Partnership has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Partnership’s ability to continue as a going concern within one year after the date that the combined financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Partnership has not generated profits since inception, has sustained net losses of $991,570 and $1,557,246 for the years ended December 31, 2023 and 2022, respectively, and has incurred negative cash flows from operations for the years then ended. The Partnership’s cash balance and revenues generated are not currently sufficient and cannot be projected to cover its operating expenses and obligations for the next 12 months from the date of these financial statements. These factors among others raise substantial doubt about the Partnership’s ability to continue as a going concern for a reasonable period of time.

The Partnership’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing and generate future profitable operations to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has in the past, and is expected to in the future, arrange additional equity or debt financing and grow revenues that may assist in addressing these issues. No assurance can be given that management’s actions will result in additional financing or profitable operations or the resolution of its liquidity problems. The accompanying financial statements do not include any adjustments that might result should the Partnership be unable to continue as a going concern.

NOTE 3 – Summary of Significant Accounting Policies

Basis of Presentation

The Consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The Partnership is an investment Partnership and follows the accounting and reporting guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies.

Principles of Consolidation

These consolidated financial statements include the accounts of CalTier Fund I, LP and its wholly owned subsidiaries 154 N. Topeka Holding Company, LLC and Lakeshore. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, the fair value of the investments and unrealized gains/loss on those investments. Actual results could differ from those estimates.

Cash and Cash Equivalents and Concentration of Cash Balances

The Partnership considers cash equivalents to be all highly liquid investments with a maturity of three months or less when purchased. The Partnership’s cash and cash equivalents in bank accounts, at times, may exceed federally insured limits. The Partnership has not experienced any losses due to these limits.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – Summary of Significant Accounting Policies (Continued)

Investments

Investments are carried at fair value. Costs to acquire investments are capitalized as a component of investment cost. Investment costs also include certain construction-in-progress, which relates to the cost of property and equipment not yet placed into service. The fair values of real estate and real estate related investments are estimated based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date. Investments without a public market are valued based on assumptions made and valuation techniques used by the General Partner. Such valuation techniques include discounted cash flow analysis, prevailing market capitalization rates or earnings multiples applied to earnings from the investment, actual sale negotiations and bona fide purchase offers received from third parties, as well as independent external appraisals. In general, the General Partner considers multiple valuation techniques when measuring the fair value of an investment. However, in certain circumstances, a single valuation technique may be appropriate.

Purchases and sales of investments are recorded on a transaction basis. Realized gains and losses on investment transactions are determined based upon the specific identification method. The difference between cost and the fair value of investments is reflected as unrealized gains/(losses) on investment. Changes in fair value of the investment from the prior year are included as net unrealized gain on investment in the accompanying consolidated statement of operations.

Rental income from investment property is recognized as investment income in the accompanying consolidated statement of operations on a straight-line basis over the terms of the lease.

Distributions that represent returns of capital in excess of cumulative profits and losses are credited to investment cost rather than investment income. Any amounts to a lesser extent are reported as investment income in the accompanying consolidated statement of operations.

The fair value of investments does not reflect the Partnership’s transaction sale costs, which may be incurred upon disposition of the real estate investments. Such costs are estimated to approximate 2% - 3% of fair value. The Partnership also reflects its equity investments net of investment level financing. Valuation adjustments attributable to underlying financing arrangements are considered in the equity valuation.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – Summary of Significant Accounting Policies (Continued)

Fair Value Measurement

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The investments in real estate will fall into Level 3 category, therefore, fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the reporting date.

Impairment of Long-Lived Assets

The Partnership continually evaluates long-lived assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Partnership has not recognized any impairment losses as of December 31, 2023.

Receivables from Escrow

The Partnership uses a third-party escrow company that collects investor contributions. Amounts not remitted to the Partnership at a point in time are reported as receivables from escrow.

Professional Fees and Other

Professional fees and other includes legal and accounting fees, sales and marketing expenses and general and administrative expenses such as information technology, insurance, property taxes and other administrative expenses.

NOTE 3 – Summary of Significant Accounting Policies (Continued)

Advertising Costs

The Partnership expenses advertising costs as incurred. Advertising costs expensed during the years ended December 31, 2023 and 2022 were $835,135 and $1,369,624, respectively, and are included in professional fees and others in the consolidated statements of operations.

Risks and Uncertainties

Financial Risks and Uncertainties

Liquidity Risk

Liquidity risk is the risk that the Partnership will not be able to raise funds to fulfill its commitments including inability to sell investments quickly or close to fair value.

Market Risk

Market risk is the potential loss that can be caused by increasing or decreasing in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counter parties fail to perform pursuant to the terms of their obligations.

The Partnership’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Partnership’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire multi-family and commercial real estate, the availability of suitable real estate properties to acquire, and changes to Regulation A. Adverse developments in these general business and economic conditions could have a material adverse effect on the Partnership’s financial conditions and the results of operations.

The Partnership may invest in real estate and real estate related investments for which no liquid market exists. The market prices for such investments may be volatile and may not be readily ascertainable. In addition, there continues to be significant disruptions in the global capital, credit and real estate markets. These disruptions have led to, among other things, a significant decline in the volume of transaction activity, in the fair value of many real estate and real estate related investments, and a significant contraction in short-term and long-term debt and equity funding sources. This contraction in capital includes sources that the Partnership may depend on to finance certain of its investments. These market developments have had a significant adverse impact on the Partnership’s liquidity position, results of operations and financial condition and may continue to adversely impact the Partnership if market conditions continue to deteriorate. The decline in liquidity and prices of real estate and real estate related investments, as well as the availability of observable transaction data and inputs, may have made it more difficult to determine the fair value of such investments. As a result, amounts ultimately realized by the Partnership from investments sold may differ from the fair values presented, and the differences could be material.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – Summary of Significant Accounting Policies (Continued)

Net Loss per Unit

The Fund’s computation of earnings (loss) per unit (“EPU”) includes basic and diluted EPU. Basic EPU is measured as the income (loss) available to common unit holders divided by the weighted average number of LP units outstanding for the period. Diluted EPU is similar to basic EPU but presents the dilutive effect on a per unit basis of potential common units (e.g., LP unit warrants and LP unit options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential LP units that have an anti-dilutive effect (i.e., those that increase income per unit or decrease loss per unit) are excluded from the calculation of diluted EPU.

Loss per LP unit is computed by dividing net loss by the weighted average number of LP units outstanding during the respective periods. Basic and diluted loss per LP unit is the same for all periods presented because all LP unit warrants and LP unit options outstanding were anti-dilutive.

There were no potentially dilutive securities outstanding as of December 31, 2023. Refer to Note 7 for the Partnership’s outstanding convertible note, which is convertible into equity interests on a one-for-one basis.

Deferred Offering Costs

The Partnership complies with the requirements of FASB ASC 946-20-25, Financial Services – Investment Companies and FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - Expenses of Offering. Deferred offering costs consist principally of accounting and legal fees incurred in connection with the Partnership’s Regulation A offering. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the Statements of Financial Condition. The deferred offering costs will be charged against proceeds from Partner contributions upon the completion of the offering or to expense if the offering is not completed further. Deferred offerings costs were $77,838 as of December 31, 2022, which were charged against Partners’ capital in 2023 upon completion of the Regulation A offering.

Income Taxes

The Partnership is a limited liability partnership. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its partners. Therefore, no provision for income tax has been recorded in the consolidated statements. Income from the Partnership is reported and taxed to the Partners on their individual tax returns.

The Partnership complies with FASB ASC 740, Income Taxes, (“FASB ASC 740”) for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Partnership’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Partnership’s financial statements. The Partnership believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Partnership may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Partnership is not presently subject to any income tax audit in any taxing jurisdiction. All years are open for tax examinations.

NOTE 4 – Management Fees and Other Transactions with Affiliates

Reimbursement of Organization and Offering Expenses

The Partnership’s General Partner and its affiliates are reimbursed for actual organizational and offering expenses incurred. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses which were incurred prior to the inception of the Partnership.

Deferred offering costs of $0 and $77,838, along with other general expenses were incurred by a related party on the Partnership’s behalf and are shown as advances from related parties on the consolidated statements of financial condition and amounted to $325,973 and $401,053 at December 31, 2023 and 2022, respectively. These related party advances are unsecured, interest-free, and repayable on demand.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 – Management Fees and Other Transactions with Affiliates (Continued)

Advances to Related Parties

The Limited Partnership Agreement describes the terms under which the General Partner will manage the Partnership. The Partnership is subject to the following fees under this agreement:

Asset Management Fee

The Partnership pays the General Partner an asset management fee equal to an annualized rate of 3.0%, which is based on the net offering proceeds as of the end of each quarter, and thereafter is based on Partnership’s Net Asset Value (“NAV”) at the end of each prior quarter. This fee is payable quarterly. During the years ended December 31, 2023 and 2022, the Partnership incurred $79,539 and $52,681 in asset management fees, respectively.

Asset Acquisition Fee

For each real estate investment, the Partnership pays its General Partner or its designated affiliate 1.0%-2.5% of the investment’s purchase price. This fee is paid at the discretion of the General Partner, but no later than the liquidation of the real estate investment. During the years ended December 31, 2023 and 2022, the Partnership incurred $37,332 and $9,750 in asset acquisition fees, respectively.

Construction Management Fee

For each real estate investment, for which the Partnership may require to construct or renovate, the Partnership shall pay its General Partner or its designated affiliate 5.0%-7.5% of the construction or renovation budget. This fee shall be paid at the completion of the construction or renovation is substantially complete. During the years ended December 31, 2023 and 2022, the Partnership did not incur any construction management fees.

Disposition Fee

For each real estate investment, the Partnership may pay its General Partner or its designated affiliate 0.5%-1.0% of the investment’s sale price. This fee will be paid at the disposition of the investment’s real estate. During the years ended December 31, 2023 and 2022, the Partnership incurred $8,690 and $905 in disposition fees, respectively.

Property Management Fee

The General Partner may cause the Partnership to engage a third party to provide property management services with respect to properties acquired by the Partnership, or may elect to provide such services itself (or through an affiliate of the General Partner). In the event that the General Partner (or an affiliate thereof) provides any such property management services, the Partnership shall pay the General Partner or its applicable affiliate 2.5%-4.0% of gross collected income from a property. During the years ended December 31, 2023 and 2022, the Partnership did not incur any property management fees.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 – Investments and Fair Value

There are no quoted prices for real estate. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Partnership to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Partnership determines the market for a financial instrument owned by the Partnership be illiquid or when market transactions for similar instruments do not appear orderly, the Partnership uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources.

The Partnership internally valued certain investments based on overall changes in market conditions and comparable sales data within each of the markets the investment was made due to the relative short term the investment is intended to be held. Other investments were valued at cost as they were purchased within a few months before year end. Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

Apple Lane Investors, LLC

In July 2021, the Partnership invested $25,000 in Apple Lane Investors, LLC, which owns 41,916 square feet of multifamily residential building in Lawrence, Kansas. The Partnership’s ownership percentage of Apple Lane Investors, LLC was 1.78%. Management has determined the fair value of the Partnership’s investment to be $32,222 and $36,719 as of December 31, 2023 and 2022, respectively. The unrealized gain/(loss) on the fair value of the investment amounted to $(4,497) and $8,872 for the years ended December 31, 2023 and 2022, respectively.

CC 506 South, LLC

In December 2021, the Partnership invested $25,930 in CC 506 South, LLC, which owns 155,652 square feet of multifamily residential building in Webster, Texas. The Partnership’s ownership percentage of CC 506 South, LLC was 0.46%. Management has determined the fair value of the Partnership’s investment to be $28,544 and $41,581 as of December 31, 2023 and 2022, respectively. The unrealized gain/(loss) on the fair value of the investment amounted to $(13,037) and $15,561 for the years ended December 31, 2023 and 2022, respectively.

RS Glenwood Investors, LLC

In March 2021, the Partnership invested $10,000 in RS Glenwood Investors, LLC, which owns 112,672 square feet of multifamily residential building in Provo, Utah. The Partnership’s ownership percentage of RS Glenwood Investors, LLC was 0.17%. Management has determined the fair value of the Partnership’s investment to be $16,203 and $13,135 as of December 31, 2023 and 2022, respectively. The unrealized gain on the fair value of the investment amounted to $3,068 and $2,689 for the years ended December 31, 2023 and 2022, respectively.

CC Lakewood Apts, LLC

In March 2021, the Partnership invested $25,000 in CC Lakewood Apts, LLC, which owns 57,600 square feet of multifamily residential building in Texas City, Texas. The Partnership’s ownership percentage of CC Lakewood Apts, LLC was 1.46%. Management has determined the fair value of the Partnership’s investment to be $32,844 and $25,172 as of December 31, 2023 and 2022, respectively. The unrealized gain/(loss) on the fair value of the investment amounted to $7,672 and ($7,742) for the years ended December 31, 2023 and 2022, respectively.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 – Investments and Fair Value (Continued)

RS Raintree Investors, LLC

In May 2021, the Partnership invested $15,000 in RS Raintree Investors, LLC, which owns 94,827 square feet of multifamily residential building in Provo, Utah. The Partnership’s ownership percentage of RS Raintree Investors, LLC was 0.11%. Management has determined the fair value of the Partnership’s investment to be $21,301 and $9,598 as of December 31, 2023 and 2022, respectively. The unrealized gain (loss) on the fair value of the investment amounted to $11,703 and ($5,576) for the years ended December 31, 2023 and 2022, respectively.

325 7th Avenue Condominium

In November 2021, the Partnership acquired a 1,129 square foot residential condominium in San Diego, California for $816,100. The Partnership invested $286,100 in cash in this condominium and borrowed an additional $530,000 (see Note 5). The Partnership owned 100% of this investment. Management has determined the fair value of the Partnership’s investment to be $844,700 as of December 31, 2022. The investment was sold in the second quarter of 2023 for proceeds of $784,884, net of closing costs of $84,116. The sale resulted in a realized loss of $59,817

LPRE Vue, LLC

In September 2021, the Partnership invested $25,000 in LPRE Vue, LLC, which owns 141,104 square feet of multifamily residential building in Austin, Texas. The Partnership’s ownership percentage of LPRE Vue, LLC was 0.27%. Management has determined the fair value of the Partnership’s investment to be $25,000 as of December 31, 2021. This investment was sold for $30,180 in 2022, which resulted in a realized gain of $5,180.

Sabine Venture Partners, LLP

In September 2022, the Partnership invested $50,000 in Sabine Venture Partners, LLP, which owns 224,357 square feet of multifamily residential building in Huston, Texas. The Partnership’s ownership percentage of Sabine Venture Partners, LLP was 0.08%. Management has determined the fair value of the Partnership’s investment to be $52,116 and $50,000 as of December 31, 2023 and 2022, respectively. The unrealized gain on the fair value of the investment amounted to $2,116 and $0 for the years ended December 31, 2023 and 2022, respectively.

Apex Forth Worth Partners, LLC

In May 2022, the Partnership invested $100,000 in Apex Fort Worth Partners, LLC, which owns 134,800 square feet of multifamily residential building in Fort Worth, Texas. The Partnership’s ownership percentage of Apex Fort Worth Partners, LLC was 2.0%. Management has determined the fair value of the Partnership’s investment to be $317,455 and $164,743 as of December 31, 2023 and 2022, respectively. The unrealized gain on the fair value of the investment amounted to $152,712 and $64,743 for the year ended December 31, 2023 and 2022, respectively.

Pinpoint RVA Investors, LLC

In August 2022, the Partnership invested $200,000 in Pinpoint RVA Investors, LLC, which owns 168,395 square feet of multifamily residential buildings in Richmond, Virginia. The Partnership’s ownership percentage of Pinpoint RVA Investors, LLC was 0.8%. Management has determined the fair value of the Partnership’s investment to be $317,027 and $200,000 as of December 31, 2023 and 2022, respectively. The unrealized gain on the fair value of the investment amounted to $117,027 and $0 for the year ended December 31, 2023 and 2022, respectively.

Sundance Bay Income and Growth Fund, LP

In October 2022, the Partnership invested $100,000 in Sundance Bay Income and Growth Fund, LP, which is a fund that acquires, renovates and manages a portfolio of multifamily assets. Management has determined the fair value of the Partnership’s investment to be $73,730 and $100,000 as of December 31, 2023 and 2022, respectively. Unrealized loss of the investment amounted to $26,270 and $0 for the years ended December 31, 2023 and 2022, respectively.

Lake Elsinore Real Estate

In June 2022, the Partnership acquired a vacant waterfront lot of approximately 1.2 acres in Lake Elsinore Diego, California for $528,286 and improvements incurred through December 31, 2023 was $124,328.  The Partnership owns 100% of this investment. Management has determined the fair value of the Partnership’s investment to be $764,328 and $535,000 as of December 31, 2023 and 2022, respectively. The unrealized gain on the fair value of the investment amounted to $105,000 and $6,714 for the year ended December 31, 2023 and 2022, respectively.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 – Investments and Fair Value (Continued)

RBG Hickory Fund XIX LLC

In February 2023, the Partnership acquired an ownership interest in RBG Hickory Fund XIX LLC, a limited liability company, which owns Hickory Point, a 175-unit apartment complex located in Newport News, Virginia. The Partnership invested $200,000 and its ownership percentage is 3.125% in RBG Hickory Fund XIX LLC. Management has determined the fair value of the Partnership’s investment to be $234,400 as of December 31, 2023, resulting in an unrealized gain of $34,400.

LB Heights Partnership, LLC

In February 2023, the Partnership acquired an ownership interest in LB Heights, LLC, a limited liability company, a special purpose entity that is the general partner of 3815 Eastside, LP, a limited partnership, which owns Avenue Grove, a 270-unit apartment complex located in Houston, Texas. The Partnership invested $200,000 and its ownership percentage is 0.8% in LB Heights, LLC. Management has determined the fair value of the Partnership’s investment to be $245,527 as of December 31, 2023, resulting in an unrealized gain of $45,527.

154 N. Topeka Holding Company, LLC

In June 2023, the Partnership acquired 154 N. Topeka through a special purpose entity 154 N. Topeka Holding Company, LLC, a Kansas limited liability company of which the Partnership is the sole member. 154 N Topeka is a mixed-use property consisting of 3 commercial units and 14 newly renovated residential units. The Partnership owns 100% of this investment. The cost to acquire 154 N. Topeka was $1,432,694, and improvements incurred through December 31, 2023 were $208,524. Management has determined the fair value of the Partnership’s investment to be $1,808,524 as of December 31, 2023. The unrealized gain on the fair value of the investment amounted to $167,307 for the year ended December 31, 2023.

Cortland Portfolio

In December 2023, the Partnership deposited $25,000 into escrow for purposes of acquiring the Cortland Portfolio, a collection of 3 residential buildings totaling 45 residential units consisting of a total of 23,740 square feet in Washington D.C. The Cortland Portfolio is currently under contract for sale to the Partnership and the Partnership currently owns 100% of the entity acquiring the project. Management has determined the fair value of the Partnership’s investment to be $25,000 as of December 31, 2023.

The following table sets forth by level, within the fair value hierarchy, the Partnership’s investments, measured on a non-recurring basis, at fair value:

	Fair Value Measurements as of December 31, 2023 Using:
		Significant
	Quoted	other	Significant
	Market price	Observable	Unobservable
	Inputs	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair value
Investments:
Equity investments	$-	$-	$1,396,369	$1,396,369
Real estate investments	-	-	2,572,852	2,572,852
Total	$-	$-	$3,969,221	$3,969,221

	Fair Value Measurements as of December 31, 2022 Using:
		Significant
	Quoted	other	Significant
	Market price	Observable	Unobservable
	Inputs	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair value
Investments:
Equity investments	$-	$-	$640,948	$640,948
Real estate investments	-	-	1,379,700	1,379,700
Total	$-	$-	$2,020,648	$2,020,648

Changes in level 3 investments are as follows for the years ended December 31, 2023 and 2022:

	2023	2022
Balance, beginning of year	$2,020,648	$953,501
Total realized and unrealized gains or loss	542,911	119,041
Purchases	2,190,545	978,286
Sales and return of capital	(784,883)	(30,180)
Balance, end of year	$3,969,221	$2,020,648

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6 – Loan Payable

In December 2021, and in connection with its purchase of 375 7th Avenue property, the Partnership entered into a promissory note with a lender for $530,000, with an interest rate of 8.95% and due May 15, 2022. The note required interest only payments of approximately $4,000 which were payable each month. In June 2022, the Partnership paid off this loan and entered into a new promissory note with a lender for $600,000, with an interest rate of 8.95% and due May 15, 2022. The note required interest and principal payments of approximately $4,000 which are payable each month. The note is secured by the underlying property as well as personally guaranteed by three members of the General Partner. Upon sale of the investment, the loan was fully repaid. The balance of the promissory notes at December 31, 2023 and 2022 was $0 and $587,177, respectively.

The Partnership, through its Topeka subsidiary, entered into a Loan Agreement, Promissory Note, Mortgage and various agreements, including an environmental indemnity agreement, with Yieldi, LLC (“Yieldi”) on June 29, 2023. Under the terms of the agreement, the Partnership received a $905,000 loan from Yieldi, of which $855,000 was initially paid and $50,000 was held back pursuant to a repair holdback and security agreement. In 2023, the Partnership amended the loan to receive an additional $50,000. In connection with this loan, there was origination fee of $22,625 that was immediately expensed to interest expense. As of December 31, 2023 the Partnership has $30,544 of reserved interest included in prepaid expenses and other current assets on the consolidated balance sheet. The loan has an interest rate of 13.5%. Accrued interest is due on each monthly payment beginning on August 1, 2023, and the principal of the loan is due upon maturity. Upon the occurrence of default, the interest rate will increase to 45.0% to annum. The Partnership may extend the loan for an additional 12 months (July 1, 2024) for a fee of 1.5% of the outstanding principal, which was exercised in June 2024,. The Partnership may further extend the loan for an additional 12 months (July 1, 2025), for a fee of 1.5% of the outstanding principal As of December 31, 2023, the outstanding balance of the loan was $955,055. See Note 12 for details on the loan extension.

The CEO and the COO personally guarantee the Yieldi Loan, and each received $8,000 pursuant to the transaction which was recorded to interest expense. See Note 9 for additional related party transactions of the Partnership.

NOTE 7 – Convertible Note Payable

On various dates from April 5, 2023 to December 10, 2023, the Partnership entered into several convertible promissory note agreements with investors. The aggregate principal of convertible notes received in 2023 amounting to $464,000. Each of these notes bears interest at eight percent (8%) of the principal sum (roughly sixteen percent (16%) per annum). The principal sum and all accrued interest shall be due and payable in full 180 days from the date of execution of the agreement or the borrower's receipt of funds from the lender, whichever occurs later. As of December 31, 2023, certain notes totaling an aggregate principal of $107,000 were in technical default, however are planned to convert into equity interests in 2024 (see below).

Conversion Terms

In the event that prior to the Maturity Date, the Borrower(s) form a Special Purpose Entity (“SPE”) for the purpose of acquiring and developing the Property, and that SPE solicits investments from third parties, Borrower shall as a condition of any sale of the Property to the SPE, require that the SPE include Lender in its solicitation of investments on the best terms offered to all other potential investors, and Lender notifies Borrower of its desire to convert this Note into an equity interest in the SPE, Borrower shall assign this Agreement to the SPE, cause the SPE to assume this Agreement, and thereafter satisfy Borrower’s obligation under this Agreement by issuing equity interests to Lender on the terms offered on a dollar-for-dollar basis.

NOTE 8 – Partners’ Capital

Limited Partners have no rights, power, or authority to act for or bind the Partnership. No Limited Partner shall take any part in the conduct or control of the Partnership’s business and each Limited Partner shall only have the right to vote upon Partnership matters for election of successor General Partner, dissolution of the Partnership, other matters, consents, and approvals. The General Partner is authorized to cause the Partnership to pay all expenses relating to the formation and organization of the Partnership. Each Limited Partner’s interest in the Partnership is represented by units of interest (“units”) that entitles the holder to all of the rights and interest of the holder under the agreement, including, without limitation, the right to share in the net profits, net losses, cash flow, distributions, and capital of the Partnership.

For the years ended December 31, 2023 and 2022, the Partnership had $2,861,746 and $3,288,390, respectively, as contributions from its Limited Partners. For the years ended December 31, 2023 and 2022, the Partnership made distributions, including refunds of $1,002,623 and $339,493, respectively. During the year ended December 31, 2023, the Partnership had $215,368 in dividends which were reinvested as capital contributions.

Allocations of Profits and Losses

Net profits and net losses shall be determined separately for each investment in such manner as is determined in the sole and absolute discretion of the General Partner. Any net profits or net losses that are not directly attributable to any investment shall be allocated among any or all of the investments in such manner as is determined in the sole and absolute discretion of the General Partner.

Specific allocation of net losses and net profits will be allocated to the Partners in accordance with the provisions as described in the Agreement of Limited Partnership.

Distributions

Distributions of net profits will not be made to the Limited Partners until the earlier of: (i) twelve (12) months from the date of admission of the first Limited Partner is admitted to the Partnership pursuant to the offering, or (ii) the Partnership’s investments in real estate assets begin generating cash flows, in the sole and absolute discretion of the General Partner, to the extent that cash is available.

Redemptions

A Limited Partner may request limited quarterly withdrawals from the Partnership by offering a discounted redemption price prior to holding the investment for two (2) years. Pursuant to this limited redemption, a Limited Partner may only have one outstanding redemption request at any given time and request redemptions up to the lessor of 10,000 units or $50,000. The discounted redemption will range between 1.0% and 3.0% based on the holding period of the investment and partially at the discretion of the General Partner based on the liquidity of the Partnership and operating cash flow needs.

NOTE 9 – Related Party Transactions

On October 4, 2023, the Partnership’s wholly owned subsidiary, Lakeshore entered into an agreement with San Diego EB-5 Regional Center (SDEB5RC, LLC) to assist in an EB5 raise. SDEB5RC has common management and ownership as the Partnership. In consideration for SDEB5RC’s services, Lakeshore paid a one-time non-refundable fee of $70,000 upon execution of the agreement. Additionally, Lakeshore will pay SDEB5RC a fee of $5,000 per investor procured by SDEB5RC, payable upon the filing of each investor’s I-526 application (the “Per Investor Fee”).

See Notes 4, 5, 6 and 8 for other related party transactions.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 – Indemnifications

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of any future obligation under these indemnifications to be remote.

NOTE 11 – Financial Highlights

Pursuant to the American Institute of Certified Public Accountants' Audit and Accounting Guide - Audits of Investment Companies, certain non-registered, non-unitized investment companies are required to disclose certain ratios related to net investment income, expenses, and internal rate of return (“IRR”).

The below ratios are calculated for all Partners taken as a whole and are presented on an annualized basis. The IRR was computed from inception of the Partnership based on the actual dates of the cash inflows and outflows, as applicable, and the residual value of the Partners’ capital account, net of all incentive allocations, as of each measurement date. An individual Partner’s ratios and internal rate of return may vary based on different management fee and incentive arrangements (as applicable) and the timing of capital transactions.

	December 31, 2023	December 31, 2022
Net investment income ratio	3%	9%

Realized/Unrealized income ratio	25%	13%

Expense ratio	73%	190%

IRR	-204%	-168%

NOTE 12– Subsequent Events

The Partnership evaluated all significant events or transactions that occurred through July 19, 2024, the date these consolidated financial statements were available to be issued.

In January 2024, the Partnership entered into an agreement with Dalmore Group, LLC to act as the Partnership’s broker dealer pursuant to a Regulation A+ offering. Pursuant to the agreement, the Partnership will pay Dalmore a monthly consulting fee of $20,000 and a FINRA corporate filing fee of $72,000. The Partnership will pay Dalmore 1% of the aggregate amount raised in the contemplated offering.

From January 1, 2024 to the issuance date of these consolidated financial statements, the Partnership has received approximately $1,076,000 in capital contributions pursuant to Regulation A offering.

From January 1, 2024 to the issuance date of these consolidated financial statements, the Partnership has issued convertible notes to three investors for aggregate proceeds of $61,000. Each of these notes bears interest at eight percent (8%) of the principal sum (roughly sixteen percent (16%) per annum). The principal sum and all accrued interest shall be due and payable in full 180 days from the date of execution of the agreement or the borrower's receipt of funds from the lender, whichever occurs later.

As of the date of these consolidated financial statements, the remaining $357,000 in convertible notes issued in 2023 were in technical default (see Note 7).

In June 2024, the Partnership, through its Topeka subsidiary, extended its loan with Yieldi (see Note 6) to September 1, 2024 for a 1.5% extension fee.

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below:

2.1	Certificate of Limited Partnership*
2.2	Limited Partnership Agreement*
4.1	Form of Subscription Agreement***
6.1	Loan Agreement, Promissory Note and Mortgage with Yieldi, LLC (154 N. Topeka)**
6.2	Guarantee with Yieldi, LLC (154 N. Topeka)**
6.3	Form of Convertible Promissory Note#
8.1	Form of Amended and Restated Escrow Agreement ***

# Filed herewith

* Filed as an exhibit to the CalTier Fund I, LP. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11077) and incorporated herein by reference.

** Filed as an exhibit to CalTier Fund I, LP’s Semi-Annual Report on Form 1-SA filed with the Commission on September 28, 2023 and incorporated herein by reference.

*** Filed as an exhibit to the CalTier Fund I, LP. Regulation A Offering Statement on Form 1-A (Commission File No. 024-12056) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,  in the City of San Diego, State of California, on July 19, 2024.

CalTier Fund I, LP

By: CalTier Inc., its General Partner

By:	/s/ Matthew Belcher
Name:	Matthew Belcher
Title:	Chief Executive Officer

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew Belcher
Name:	Matthew Belcher
Title:	Chief Executive Officer and Director of CalTier Inc., the General Partner
(Principal Executive Officer)
Date:	July 19, 2024

/s/ Travis Hook
Name:	Travis Hook
Title:	Chief Information Officer and Director of CalTier Inc., the General Partner
Date:	July 19, 2024

/s/ Parker Smith
Name:	Parker Smith
Title:	Chief Financial Officer and Director of CalTier Inc., the General Partner
(Principal Accounting Officer and Principal Financial Officer)
Date:	July 19, 2024